U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
USA

February 20, 2018

Re: Notice of disclosure filed in Securities Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that HSBC Holdings plc has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2017, which was filed with the U.S. Securities and Exchange Commission on February 20, 2018.
Respectfully submitted,

Dated:	20 February 2018	/s/ Stuart Levey
Stuart Levey, Chief Legal Officer

HSBC Holdings plc
Level 42, 8 Canada Square, London E14 5HQ
Tel: 020 7991 8822
Web: www.hsbc.com
Registered in England number 617987. Registered Office: 8 Canada Square, London E14 5HQ.